                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              THE MEXICO FUND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              THE MEXICO FUND, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                 THE MEXICO FUND, INC. CUSIP NUMBER IS 592835102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                          Lic. Jose Luis Gomez Pimienta
                              The Mexico Fund, Inc.
                               1775 Eye Street, NW
                              Washington, DC 20006
                            Telephone: (202) 261-7941

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                                    COPY TO:

                             Sander M. Bieber, Esq.
                                     Dechert
                               1775 Eye Street, NW
                              Washington, DC 20006
                            Telephone: (202) 261-3300

                           CALCULATION OF FILING FEE:


Transaction Valuation*: $915,060,326.00       Amount of Filing Fee*: $183,012.07

* Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 45,322,453 shares in the Offer, based upon a price of $20.19 (98% of the net asset value per share of $20.60) on May 2, 2002. Such number of shares represents all shares of common stock outstanding as of May 2, 2002, other than an aggregate of 133,779 shares beneficially owned by the Directors of the Fund and the Fund's investment adviser, which shares will not be submitted for repurchase in the Offer.

*The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable              Filing Party: Not applicable
Form or Registration No.: Not applicable            Date Filed: Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

 This Repurchase Offer Statement on Schedule TO relates to an offer by The Mexico Fund, Inc., a Maryland corporation (the "Fund"), to purchase up to 100% of its issued and outstanding shares of common stock, par value $1.00 per share (the "Shares"), at a purchase price equal to 98% of the net asset value per share on the Expiration Date (June 7, 2002, unless extended) without interest thereon, upon the terms and subject to the conditions set forth in the Repurchase Offer Statement dated May 8, 2002 (the "Repurchase Offer Statement"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the" Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(C) and which, together with the Repurchase Offer Statement, as amended or supplemented from time to time, constitute the Offer and are herein incorporated by reference. The Shares represent all of the issued and outstanding common stock of the Fund other than the 133,779 issued and outstanding shares owned, in the aggregate, by the Directors of the Fund and the Fund's investment adviser, which 133,779 shares will not be tendered in the Offer.

ITEM 1. SUMMARY TERM SHEET.

Information required by Schedules TO and 13E-3:

The information set forth in the Summary Term Sheet in the Repurchase Offer Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

Information required by Schedules TO and 13E-3:

(a) Name and Address. The name of the issuer of the Shares subject to the Offer is The Mexico Fund, Inc., a Maryland corporation. The Fund's principal executive offices are located at 1775 Eye Street, NW, Washington, DC 20006, telephone:
(202) 261-7941.

(b) Securities. The class of securities to which this statement relates is the common stock, par value $1.00 per share, of which 45,456,232 Shares were issued and outstanding as of April 30, 2002. The information set forth in the cover page of the Repurchase Offer Statement is incorporated herein by reference.

(c) Trading Market and Price. The Shares are currently listed for trading on the New York Stock Exchange under the symbol "MXF." The information set forth in the Repurchase Offer Statement - Section 8. "Net Asset Value and Market Range of Shares, Dividends" is incorporated herein by reference.

Additional information required by Schedule 13E-3:

(d) Dividends. The information set forth in the Repurchase Offer Statement -
Section 8. "Net Asset Value and Market Range of Shares, Dividends" is incorporated herein by reference. There are no restrictions on the Fund's current or future ability to pay dividends.

(e) Prior Public Offerings. During the past three years, the Fund has not engaged in any underwritten public offering of common stock for cash, either registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A.

(f) Prior Stock Purchases. In August 2000, the Fund commenced a share repurchase program which it completed in May 2001 after repurchasing 10% of the Fund's outstanding shares. See information provided in the Repurchase Offer Statement -
Section 8. "Net Asset Value and Market Price Range of Shares; Dividends."

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Information required by Schedules TO and 13E-3:

(a) Name and Address. This Repurchase Offer Statement is filed by the Fund, which is also the issuer of the securities described in Item 2(b) of this Schedule TO. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in the Repurchase Offer Statement under Section 11. "Certain Information Concerning the Fund and the Fund's Investment Adviser" is incorporated herein by reference.

Additional information required by Schedule 13E-3:

(b) Business and Background of Entities. See information provided in (a), above.

(c) Business and Background of Natural Persons. See information provided in (a), above.

ITEM 4. TERMS OF THE TRANSACTION.

Information required by Schedules TO and 13E-3:

(a) Material Terms.

(1) Tender offers.

(i) The information set forth on the cover page to the Repurchase Offer Statement is incorporated herein by reference.

(ii) The information set forth on the cover page to the Repurchase Offer Statement is incorporated herein by reference.

(iii) The information set forth in the Repurchase Offer Statement - Section 1. "Terms of the Repurchase Offer; Expiration Date" is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Repurchase Offer Statement - Section 1. "Terms of the Repurchase Offer; Expiration Date" is incorporated herein by reference.

(vi) The information set forth in the Repurchase Offer Statement - Section 4. "Withdrawal Rights" is incorporated herein by reference.

(vii) The information set forth in the Repurchase Offer Statement - Section 3. "Procedure for Participating in the Repurchase Offer" and Section 4. "Withdrawal Rights" is incorporated herein by reference.

(viii) The information set forth in the Repurchase Offer Statement - Section 2. "Acceptance for Payment and Payment for Shares" is incorporated herein by reference.

 (ix) The Fund is offering to purchase all of the outstanding Shares of common stock of the Fund. Because the Fund is offering to repurchase all of the outstanding Shares of the Fund there will be no over-subscription or pro-ration of accepted Shares in the Offer.

(x) The information set forth in the Repurchase Offer Statement - Section 5. "Source and Amount of Funds; Effect of the Repurchase Offer" is incorporated herein by reference.

(xi) Not applicable.

(xii) The information set forth in the Repurchase Offer Statement - Section 9. "Federal Income Tax Consequences of the Repurchase Offer" is incorporated herein by reference.

(2) Mergers or Similar Transactions. Not applicable.

Additional information required by Schedule TO:

(b) The Fund has been advised that no directors, officers or affiliates of the Fund are participating in the Repurchase Offer other than as may be provided in the Repurchase Offer Statement - Section 13. "Certain Legal Matters; Regulatory Approvals."

Additional information required by Schedule 13E-3:

(c) Not applicable.

(d) Not applicable.

(e) None available; Not applicable.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Information required by Schedules TO and 13E-3:

(e) Agreements Involving the Subject Fund's Securities. The information set forth in the cover page to the Repurchase Offer Statement, Section 3. "Procedure for Participating in the Repurchase Offer," Section 5. "Source and Amount of Funds; Effect of the Repurchase Offer" and Section 12. "Interests of Directors and Officers; Transactions and Arrangements Concerning Fund Shares" is incorporated by reference.

Additional information required by Schedule 13E-3:

(a)(1) Not applicable/None.

(a)(2) There have been no transactions other than the purchase of Fund shares by directors. See information provided in the Repurchase Offer Statement - Section
12. "Interests of Directors and Officers; Transactions and Arrangements Concerning Fund Shares" for a table regarding share ownership of directors.

(b) Not applicable/None.

(c) Not applicable/None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Information required by Schedules TO and 13E-3:

(b) Use of Securities Acquired. The information contained in the Repurchase Offer Statement - "Background and Purpose of the Repurchase Offer, " Section 5. "Source and Amount of Funds; Effect of the Repurchase Offer" and Section 6. "Purpose of the Repurchase Offer; Plans or Proposals of the Fund" is incorporated herein by reference.

(c) Plans. The information contained in the Repurchase Offer Statement - "Background and Purpose of the Repurchase Offer" and Section 6. "Purpose of the Repurchase Offer; Plans or Proposals of the Fund" is incorporated herein by reference.

(c)(1) Not applicable.

(c)(2) Not applicable.

(c)(3) Not applicable.

(c)(4) Not applicable.

(c)(5) Not applicable.

(c)(6) Not applicable except as mentioned in the Summary Term Sheet and Section
5. "Source and Amount of Funds; Effect of the Repurchase Offer" in the Repurchase Offer Statement.

(c)(7) Not applicable.

(c)(8) Not applicable.

Additional information required by Schedule TO:

(a) Purposes. The information contained in the Repurchase Offer Statement - cover page, "Background and Purpose of the Repurchase Offer" and Section 6. "Purpose of the Repurchase Offer; Plans or Proposals of the Fund" is incorporated herein by reference.

(c)(9) Not applicable.
(c)(10) Not applicable.

SCHEDULE TO, ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information contained in the Repurchase Offer Statement
- Section 5. "Source and Amount of Funds; Effect of Repurchase Offer" is incorporated herein by reference.

(b) Conditions. The information contained in the Repurchase Offer Statement -
Section 5. "Source and Amount of Funds; Effect of Repurchase Offer" and Section
14. "Certain Conditions of the Repurchase Offer" is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

SCHEDULE TO, ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT FUND.

(a) Securities Ownership. The information contained in the Repurchase Offer Statement - Section 12. "Interests of Directors and Officers; Transactions and Arrangements Concerning Fund Shares" is incorporated herein by reference. To the Fund's knowledge, no associates own shares of the Fund.

(b) Securities Transactions. The information contained in the Repurchase Offer Statement - Section 12. "Interests of Directors and Officers; Transactions and Arrangements Concerning Fund Shares" is incorporated herein by reference. To the Fund's knowledge, there are none.

SCHEDULE TO, ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information contained in the Repurchase Offer Statement - Section 15. "Fees and Expenses" is incorporated herein by reference.

SCHEDULE TO, ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The financial statements contained in the Fund's Form N-30D Annual Report for the fiscal years ended October 31, 1997, 1998, 1999, 2000 and 2001 filed with the Securities and Exchange Commission (the "Commission") and the information contained in the Repurchase Offer Statement -
Section 10. "Selected Financial Information" are incorporated herein by reference.

(b) Pro Forma Information. The information contained in the Repurchase Offer Statement - Section 5. "Source and Amount of Funds; Effect of the Repurchase Offer" and Section 10. "Selected Financial Information" is incorporated herein by reference.

SCHEDULE TO, ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The information contained in the Repurchase Offer Statement - Section 13. "Certain Legal Matters; Regulatory Approvals" and Section 14. "Certain Conditions of the Repurchase Offer" is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. The information set forth in the Repurchase Offer Statement - "Background and Purpose of the Repurchase Offer" and the Letter of Transmittal is incorporated herein by reference.

SCHEDULE TO, ITEM 12. EXHIBITS.

(a)(1)(A) Repurchase Offer Statement dated May 8, 2002.

(a)(1)(B) Summary Term Sheet.

(a)(1)(C) Form of Letter of Transmittal.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Form of DTC Delivery Election Form.

(a)(1)(F) Form of Authorization Instructions.

(a)(1)(G) Form of Notice of Guaranteed Delivery.

(a)(1)(H) Form of Letter to Shareholders.

(a)(1)(I) Form of Letter to Clients of Brokers.

(a)(1)(J) Instructions.

(a)(2)   None.

(a)(3)   See Exhibit (a)(1)(A).

(a)(4)   Not applicable.

(a)(5)   Press release issued on May 8, 2002.

(a)(6)   Not applicable.

(b)      None.

(d)      None.

(g)      None.

(h)      None

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)-(d) The information contained in the Repurchase Offer Statement - cover page, Section 5. "Source and Amount of Funds; Effect of Repurchase Offer,"
Section 6. "Purpose of the Repurchase Offer; Plans or Proposals of the Fund, "
Section 7. "Factors to Consider Regarding the Choice to Participate in Repurchase Offer" and Section 9. "Federal Income Tax Consequences of the Repurchase Offer" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

(a), (b) and (e) The information contained in the Repurchase Offer Statement -
Section 6. "Purpose of the Repurchase Offer; Plans or Proposals of the Fund" is incorporated herein by reference.

(c), (d) and (f) Not applicable/None.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) The information contained in the Repurchase Offer Statement - Section 6. "Purpose of the Repurchase Offer; Plans or Proposals of the Fund" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) See information provided in Schedule TO, Item 7. "Source and Amount of Funds or Other Consideration," above.

(c) Expenses. The information contained in the Repurchase Offer Statement -
Section 5. "Source and Amount of Funds; Effect of Repurchase Offer" and Section
15. "Fees and Expenses" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) See information provided in Schedule TO, Item 8. "Interest in Securities of the Subject Fund," above.

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) and (e) The Fund has been advised that no director, officer or affiliate of the Fund intends to participate in the Repurchase Offer other than as provided in the Repurchase Offer Statement - Section 13. "Certain Legal Matters; Regulatory Approvals." There is no recommendation as to whether or not to participate in the Repurchase Offer by any director, officer or affiliate of the Fund. The information contained in the Repurchase Offer Statement - introduction (before Section 1) is incorporated herein by reference

SCHEDULE 13E-3, ITEM 13. FINANCIAL STATEMENTS.

(a) and (b) See information provided in Schedule TO, Item 10. "Financial Statements," above.

SCHEDULE 13E-3, ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR
USED.

(a) See information provided in Schedule TO, Item 9. "Persons/Assets, Retained, Employed, Compensated or Used," above.

(b) Officers of the Fund will be involved in the organization and administration of the Repurchase Offer.

SCHEDULE 13E-3, ITEM 15. ADDITIONAL INFORMATION.

(b) See information provided in Schedule TO, Item 11. "Additional Information," above.

SCHEDULE 13E-3, ITEM 16. EXHIBITS.

(c) Not applicable.

(f) Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SCHEDULE TO AND SCHEDULE 13E-3

                                     THE MEXICO FUND, INC.


                                     By:  Jose Luis Gomez Pimienta

                                          ----------------------------
                                          Name:  Jose Luis Gomez Pimienta
                                          Title: President

Dated: May 8, 2002